SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                          MICROWAVE POWER DEVICES, INC.
                            (Name of Subject Company)

                         ERICSSON MPD ACQUISITION CORP.
                                  ERICSSON INC.
                     TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    59517M103
                      (CUSIP Number of Class of Securities)

                             Lawrence F. Lyles, Esq.
                                  Ericsson Inc.
                                740 Campbell Road
                             Richardson, Texas 75081
                                  972-583-0000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                               011 44 20 7655 5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction Valuation*                     Amount of Filing Fee**
--------------------------------------------------------------------------------
              $98,505,933                               $19,701.19
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.70, the per share tender offer price, by 11,322,521, the sum of the 10,709,064 currently outstanding shares of Common Stock sought in the Offer and the 613,457 shares of Common Stock subject to options that were vested as of October 11, 2000.
**       Calculated as  1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $19,701.19        Filing Party:  Ericsson MPD Acquisition Corp.,
                                                                    Ericsson Inc., and
                                                                    Telefonaktiebolaget LM Ericsson (publ)
         Form or Registration No:  Schedule TO     Date Filed:  October 20, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.3

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000 by Ericsson MPD Acquisition Corp. a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a corporation organized under the laws of The Kingdom of Sweden ("Ericsson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.70 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Offer.

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following additional information:

         Section 1. Terms of the Offer; Expiration Date.

         Section 1 of the Offer to Purchase on page 7 is amended by inserting the following at the end of the first paragraph of Section 1:

         "On November 20 2000, Ericsson issued a press release announcing the extension of the Offer by Purchaser to 12:00 midnight, New York City time, on Monday, November 27, 2000, unless the Offer is further extended. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, November 17, 2000. Ericsson also announced that it had been advised by the Depositary that as of 5:30 p.m. New York City time on Friday, November 17, 2000, approximately 10,167,721 Shares had been tendered into the Offer and not withdrawn. A copy of the press release issued by Ericsson with respect to the foregoing is filed herewith as Exhibit (a)(10)."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 20, 2000

                                    ERICSSON MPD ACQUISITION CORP.


                                    /s/ Lawrence F. Lyles
                                    --------------------------------------------
                                    Name:  Lawrence F. Lyles
                                    Title: President and Chairman

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                    ERICSSON INC.


                                    /s/ Lawrence F. Lyles
                                    -------------------------------------------
                                    Name:  Lawrence F. Lyles
                                    Title: Vice President and General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                    TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)


                                    /s/ Rolf Eriksson
                                    --------------------------------------------
                                    Name:  Rolf Eriksson
                                    Title: Vice President

                                  EXHIBIT INDEX

Exhibit
  No.                   Description
-------                 -----------
(a)(1)         Offer to Purchase dated October 20. 2000.*
(a)(2)         Form of Letter of Transmittal.*
(a)(3)         Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on October 20, 2000.*
(a)(8) Joint Press Release issued by Ericsson and the Company on October 13, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on October 13, 2000)*.
(a)(9)         Press Release issued by Ericsson on November 2, 2000*.
(a)(10)        Press Release issued by Ericsson on November 20, 2000.
(b)            None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company.*
(d)(2) Stockholders' Agreement, dated as of October 12, 2000, among Parent, Purchaser and several stockholders of the Company.*
(d)(3) Non-Disclosure Agreement dated as of July 6, 2000 between Ericsson and the Company.*
(d)(4) Non-Solicitation Agreement dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000) between Ericsson and the Company.*
(g)            None.
(h)            None.

* Incorporated by reference to the Schedule TO, as amended, filed by Ericsson MPD Acquisition Corp., Ericsson Inc., and Telefonaktiebolaget LM Ericsson
     (publ) on October 20, 2000.